Exhibit 99.2

Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

Bezeq - The Israel Telecommunication Corp. Ltd.

Board of Directors’ Report on the State of the

Company’s Affairs for the Period Ended

June 30, 2016

The information contained in this report constitutes a translation of the report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the six months ended June 30, 2016 (“the Six Month Period”) and the three months then ended (“the Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors' report of December 31, 2015 is also available to the reader.

On March 23, 2015, the Company assumed control of DBS Satellite Services (1998) Ltd.

("DBS") and has consolidated DBS from that date ("DBS's Consolidation").

For more information, see Note 4.2 to the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications
2.	Cellular Communications
3.	International Communications, Internet and NEP Services
4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an "Others" segment, which comprises mainly online content and commerce services (through "Walla") and contracted call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group's results were as follows:

	1-6.2016	1-6.2015	Increase (decrease)		4-6.2016	4-6.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit	665	945	(280)	(29.6)	377	482	(105)	(21.8)
EBITDA (operating profit before depreciation and amortization)	2,079	2,198	(119)	(5.4)	1,056	1,245	(189)	(15.2)

The statement of income and statement of cash flows for the reporting period and the Quarter include the results of Multi-Channel Television operations. The statement of income and statement of cash flows for the six months ended June 30, 2015, include the results of DBS's operations for the three month period ended March 31, 2015, accounted for as per the equity method.

The results of the reporting period and Quarter, compared to the corresponding period and quarter last year, were mainly affected by lower operating profits in the Domestic Fixed-Line Communications segment due to a reduction in capital gains on real estate sales, and in the Cellular Communications segment.

Profit in the reporting period, as compared to the same period last year, was also affected by higher taxes resulting from the reduction in the corporate income tax rate applicable to deferred tax assets, an increase in net finance expenses as detailed below, and DBS's Consolidation at the end of first quarter of 2015.

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	Jun. 30, 2016	Jun. 30, 2015		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	Explanation
Cash and current investments	2,250	1,825		425	23.3	The increase was attributable to the Domestic Fixed-Line Communications segment, including the receipt of loans and the issue of debentures. This increase was partially offset by a decrease in the Cellular Communications and Multi-Channel Television segments.
Current trade and other receivables	2,263	2,478		(215)	(8.7)	The decrease was due to a reduction in trade receivables in the Cellular Communications segment, mainly due to lower revenues from services and a decrease in trade receivables in the other Group segments.
Inventory	109	96		13	13.5
Non-current trade and other receivables	647	655		(8)	(1.2)
Property, plant and equipment	6,872	6,980		(108)	(1.5)
Intangible assets	3,195	3,468	*	(273)	(7.9)	The decrease was mainly due to write-downs of excess acquisition costs attributed to intangible assets upon assuming control of DBS. The decrease was further attributable to lower balances in the Domestic Fixed-Line Communications and Cellular Communications segments.
Deferred tax assets	1,099	1,194	*	(95)	(8.0)	The decrease in tax assets was mainly a result of the reduction in the corporate tax rate from 26.5% to 25% on January 1, 2016.
Other non-current assets	852	853		(1)	(0.1)
Total assets	17,287	17,549		(262)	(1.5)

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.1	Financial Position (Contd.)

	Jun. 30, 2016	Jun. 30, 2015		Increase (decrease)
	NIS millions	NIS millions		NIS millions	%	Explanation
Debt to financial institutions and debenture holders	11,504	11,368		136	1.2	The increase was due to net debenture issuance and receipt of loans in the Domestic Fixed-Line Communications segment, which was mostly offset by debenture repayments in the Multi-Channel Television segment.
Trade and other payables	1,576	1,786		(210)	(11.8)	The decrease was reported across all Group segments.
Liabilities towards Eurocom D.B.S. Ltd.	208	217	*	(9)	(4.1)
Other liabilities	1,700	1,598		102	6.4	The increase was mainly due to employee benefit liabilities in the Domestic Fixed-Line Communications segment.
Total liabilities	14,988	14,969		19	0.1
Total equity	2,299	2,580		(281)	(10.9)	Equity comprises 13.3% of the balance sheet total, as compared to 14.7% of the balance sheet total as of June 30, 2015.

*	Re-stated, see Note 4.2.1 concerning a business combination made in the previous year.
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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.2	Results of operations

1.2.1	Highlights

	1-6.2016	1-6.2015	Increase (decrease)		4-6.2016	4-6.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	5,070	4,777	293	6.1	2,511	2,603	(92)	(3.5)	The increase in the reporting period was due to the consolidation of DBS. In contrast, revenues in the reporting period and Quarter were down across Group segments, mainly in the Cellular Communications segment.
Depreciation and amortization	889	768	121	15.8	440	451	(11)	(2.4)	The increase in the reporting period was due to the consolidation of DBS and the amortization of excess costs incurred when assuming control.
Labor costs	1,008	936	72	7.7	495	497	(2)	(0.4)	The increase in the reporting period was mainly due to the consolidation of DBS.
General and operating expenses	1,990	1,801	189	10.5	972	1,002	(30)	(3.0)	The increase in the reporting period was due to the consolidation of DBS. In contrast, expenses for other Group segments were down in the reporting period and Quarter.
Other operating income, net	7	158	(151)	(95.6)	12	141	(129)	(91.5)	The decrease in net income was mainly due to a decrease in capital gains from real estate sales in the Domestic Fixed-Line Communications segment.
Operating profit	1,190	1,430	(240)	(16.8)	616	794	(178)	(22.4)
Finance expenses, net	207	166	41	24.7	105	129	(24)	(18.6)	The increase in net expenses in the reporting period was mainly due to greater expenses in the Domestic Fixed-Line Communications segment and finance income on shareholders' loans given to DBS to the amount of NIS 21 million, recognized in the corresponding period but not included since April 1, 2015, following the merger. The decrease in net expenses in the Quarter was attributable to the Multi-Channel Television segment.
Share in the gains (losses) of investees	(2)	16	(18)	-	(1)	-	(1)	-	The corresponding period included the effect of DBS's results in the first quarter of 2015.
Income tax	316	335	(19)	(5.7)	133	183	(50)	(27.3)	Following the decrease in the corporate tax rate, from 26.5% to 25%, applicable from January 1, 2016, the Group decreased its tax assets and liabilities for deferred taxes and recognized deferred tax expenses of NIS 64 million in the first quarter of 2016 (see Note 5 to the financial statements).
Profit for the period	665	945	(280)	(29.6)	377	482	(105)	(21.8)

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.2.2	Operating segments

A	Revenue and operating profit data, presented by the Group’s operating segments:

	1-6.2016		1-6.2015			4-6.2016		4-6.2015
	NIS millions	% of total revenues	NIS millions		% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	2,212	43.6	2,218		46.4	1,100	43.8	1,105	42.4
Cellular Communications	1,329	26.2	1,448		30.3	658	26.2	721	27.7
International Communications, Internet and NEP Services	772	15.2	784		16.4	377	15.0	391	15.0
Multi-Channel Television	873	17.2	879		18.4	434	17.3	439	16.9
Other and offsets	(116)	(2.2)	(552	)*	(11.5)	(58)	(2.3)	(53)	(2.0)
Total	5,070	100	4,777		100	2,511	100	2,603	100

	1-6.2016		1-6.2015			4-6.2016		4-6.2015
	NIS millions	% of segment revenues	NIS millions		% of segment revenues	NIS millions	% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,076	48.6	1,209		54.5	540	49.1	662	59.9
Cellular Communications	9	0.7	85		5.9	8	1.2	53	7.4
International Communications, Internet and NEP Services	84	10.9	122		15.6	47	12.5	62	15.9
Multi-Channel Television	134	15.3	129		14.7	77	17.7	70	15.9
Other and offsets	(113)	-	(115	)*	-	(56)	-	(53)	-
Consolidated operating profit/ % of Group revenues	1,190	23.5	1,430		29.9	616	24.5	794	30.5
(*)	Including offsets for the Multi-Channel Television segment, whose results were included as per the equity method in the first quarter of 2015.

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.2.2	Operating segments (contd.)

B	Domestic Fixed-Line Communications Segment

	1-6.2016	1-6.2015		Increase (decrease)	4-6.2016	4-6.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	%	Explanation

Fixed-line telephony	758	799	(41)	(5.1)	374	396	(22)	(5.6)	The decrease was due to lower average revenue per phone line and a decrease in the number of lines.
Internet - infrastructure	792	770	22	2.8	398	387	11	2.8	The increase was mainly due to growth in the number of Internet subscribers through the wholesale service and higher ARPU (retail), offset by a decline in the number of retail Internet subscribers.
Transmission, data communications and others	662	649	13	2.0	328	322	6	1.9
Total revenues	2,212	2,218	(6)	(0.3)	1,100	1,105	(5)	(0.5)
Depreciation and amortization	368	356	12	3.4	185	180	5	2.8
Salaries	447	453	(6)	(1.3)	217	226	(9)	(4.0)
General and operating expenses	342	356	(14)	(3.9)	170	176	(6)	(3.4)	The decrease was mainly due to a reduction in advertising costs and interconnect fees to telecom operators.
Other operating income, net	21	156	(135)	(86.5)	12	139	(127)	(91.4)	The decrease in net income was mainly due to lower capital gains from real estate sales.
Operating profit	1,076	1,209	(133)	(11.0)	540	662	(122)	(18.4)
Finance expenses, net	206	175	31	17.7	105	100	5	5.0	The increase in net expenses was mainly due to recognition of finance expenses on the fair value of future long-term bank credit (as opposed to finance income recognized in the corresponding period and quarter). The increase was partially offset, mainly by lower interest expenses following loan and debenture repayments, and a reduction in linkage difference expenses.
Taxes on income	216	306	(90)	(29.4)	109	180	(71)	(39.4)	The decrease was mainly due to a reduction in pre-tax profits and the reduction in the corporate tax rate from 26.5% to 25% starting January 1, 2016.
Segment profit	654	728	(74)	(10.2)	326	382	(56)	(14.7)

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.2.2	Operating segments (contd.)

C	Cellular Communications segment

	1-6.2016	1-6.2015		Increase (decrease)	4-6.2016	4-6.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	%	Explanation

Services	911	1,001	(90)	(9.0)	456	502	(46)	(9.2)	The decrease was due to market competition driving down rates and migration of existing customers to cheaper plans offering greater data bandwidth at current market prices.
									Revenues from repair services were also down.
Equipment sales	418	447	(29)	(6.5)	202	219	(17)	(7.7)	The decrease was mainly due to a change in the sales mix, reflected in a decrease in high-end cellular handset sales, offset by an increase in the sale of accessories and non-cellular electronics such as multimedia products. Furthermore, lower-end cellular handset sales were up in the reporting period.
Total revenues	1,329	1,448	(119)	(8.2)	658	721	(63)	(8.7)
Depreciation and amortization	199	210	(11)	(5.2)	95	106	(11)	(10.4)
Salaries	191	192	(1)	(0.5)	94	96	(2)	(2.1)
General and operating expenses	930	961	(31)	(3.2)	461	466	(5)	(1.1)	The decrease was mainly due to a reduction in the cost of handset sales following a change in the sales mix as aforesaid. The decrease was further due to a reduction in interconnect fees, leasing costs, and repair service and expanded warranty costs. This decrease in expenses was partially offset by increased frequency fee costs, following the acquisition of 4G-LTE frequencies and an increase in advertising costs and distribution commissions following the increase in the number of subscribers transferring to Pelephone.
Operating profit	9	85	(76)	(89.4)	8	53	(45)	(84.9)
Finance income, net	23	28	(5)	(17.9)	11	14	(3)	(21.4)	The decrease was mainly due to a decrease in credit reflected in installment-based equipment sales.
Income tax	6	28	(22)	(78.6)	6	18	(12)	(66.7)	The decrease was attributable to the reduction in profit before taxes.
Segment profit	26	85	(59)	(69.4)	13	49	(36)	(73.5)

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.2.2	Operating segments (contd.)

D	International Communications, Internet and NEP Services

	1-6.2016	1-6.2015		Increase (decrease)	4-6.2016	4-6.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	772	784	(12)	(1.5)	377	391	(14)	(3.6)	The decrease was due to decreased revenues from transferring calls between global operators (hubbing) and decreased revenues from international calls due to a decrease in call minutes driven by continued competition with cellular operators and increasing use of substitute software products. The decrease was partially offset by higher Internet service revenues, due to growth in the number of customers.
Depreciation and amortization	68	65	3	4.6	35	33	2	6.1
Salaries	165	152	13	8.6	82	74	8	10.8	The increase was mainly due to salary updates after signing the collective agreement in the first quarter of 2016.
General and operating expenses	441	445	(4)	(0.9)	213	222	(9)	(4.1)	The decrease was due to a reduction in the cost of call transfers between global operators and international call expenses, offset by higher Internet service costs corresponding to revenues as aforesaid.
Other finance expenses (income)	14	-	14	-	-	-	-	-	Other expenses comprise a one-time signing bonus and salary updates for prior periods following the signing of a collective labor agreement in the first quarter of 2016.
Operating profit	84	122	(38)	(31.1)	47	62	(15)	(24.2)
Finance expenses, net	5	3	2	66.7	3	2	1	50.0
Tax expenses	20	30	(10)	(33.3)	11	15	(4)	(26.7)
Segment profit	59	89	(30)	(33.7)	33	45	(12)	(26.7)

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.2.2	Operating segments (contd.)

E	Multi-Channel Television

	1-6.2016	1-6.2015		Increase (decrease)	4-6.2016	4-6.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	%	Explanation

Revenues	873	879	(6)	(0.7)	434	439	(5)	(1.1)	The decrease was mainly due to a reduction in the average number of subscribers.
Depreciation and amortization	150	156	(6)	(3.8)	74	80	(6)	(7.5)
Salaries	122	131	(9)	(6.9)	60	62	(2)	(3.2)
General and operating expenses	467	463	4	0.9	223	227	(4)	(1.8)
Operating profit	134	129	5	3.9	77	70	7	10.0
Finance expenses, net	31	53	(22)	(41.5)	12	55	(43)	(78.2)	The decrease was mainly due to a reduction in debenture factoring and interest expenses following the early repayment of the 2012 debentures, and in the Quarter, was also due to changes in the fair value of financial assets and a decrease in linkage difference expenses following a more modest rise in the CPI in the present Quarter as compared to the same quarter last year.
Finance expenses for shareholder loans, net	287	244	43	17.6	179	181	(2)	(1.1)	Expenses in the reporting period were up, mainly due to an increase in interest and factoring expenses. In the Quarter, the increase in expenses was offset by lower linkage difference expenses.
Tax expenses	1	1	-	-	-	-	-	-
Segment loss	(185)	(169)	(16)	9.5	(114)	(166)	52	(31.3)

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.3	Cash flow

	1-6.2016	1-6.2015		Increase (decrease)	4-6.2016	4-6.2015	Increase (decrease)
	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	NIS millions	%	Explanation

Net cash from operating activities	1,792	1,801	(9)	(0.5)	870	840	30	3.6	The decrease in net cash from operating activities in the reporting period was mainly attributable to the Cellular Communications segment, mainly due to a decrease in net profits and a more moderate decrease in trade receivables balances as compared to last year's decrease. This decrease was offset by DBS's Consolidation, and an increase in cash from operating activities in the Domestic Fixed-Line Communications segment.
									The increase in net cash in the Quarter was attributable to the Domestic Fixed-Line Communications segment due to changes in working capital.
Net cash from (used in) investing activities	(791)	778	(1,569)	-	(668)	1,156	(1,824)	-	The increase in net cash used in investing activities was due to the net purchase of held-for-trade financial assets in the Domestic Fixed-Line Communications segment, as compared to net sales in the last-year period and quarter, and was also due to NIS 299 million in cash added in the first quarter of 2015 after assuming control of DBS.
Net cash used in financing activities	(218)	(2,413)	2,195	(91.0)	(85)	(2,338)	2,253	(96.4)	The decrease in net cash used in financing activities was mainly due to a debenture issuance and receipt of loans in the Domestic Fixed-Line Communications segment in the present Quarter to the amount of NIS 1,661 million, as compared to a debenture issuance of NIS 228 million in the Multi-Channel Television segment in the corresponding quarter. Furthermore, payment of NIS 680 million was made to Eurocom D.B.S in the corresponding quarter, for the purchase of DBS's shares and loans, as compared to NIS 58 million paid in the reporting period.
Net increase (decrease) in cash	783	166	617	-	117	(342)	459	-

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders: NIS 10,857 million.

Supplier credit: NIS 937 million.

Short-term credit to customers: NIS 2,043 million. Long-term credit to customers: NIS 494 million.

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

1.3.	Cash flow (Contd.)

As of June 30, 2016, the Group had a working capital deficit of NIS 208 million, as compared to a working capital deficit of NIS 588 million on June 30, 2015.

According to its separate financial statements, the Company had a working capital deficit of NIS 657 million as of June 30, 2016, as compared to a working capital deficit of NIS 1,783 million on June 30, 2015.

The reduction in the working capital deficit was mainly due to higher cash balances in the Domestic Fixed-Line Communications segment, including following the receipt of loans and the issuance of debentures.

The Company's Board of Directors has reviewed, among other things, the Company's cash requirements and resources, both at present and in the foreseeable future, has reviewed the Company's and the Group's investment needs, the Company's and the Group's available credit sources, and has conducted sensitivity analysis to unexpected deterioration in the Company and the Group's business. In this context, the Company's Board of Directors has determined that the aforesaid working capital deficit does not indicate any liquidity problem in the Company and the Group and that there is no reasonable concern that the Company and the Group will fail to meet their existing and foreseeable obligations on time (even in the event of unexpected deterioration in the Company's and the Group's business). The Company and the Group can meet their existing and foreseeable cash requirements, both through available cash balances, through cash from operating activities, through dividends from subsidiaries, by continuing to utilize guaranteed credit facilities for 2016 and 2017 under pre-determined commercial terms, and by raising debt from bank and non-bank sources.

The above information includes forward-looking information, based on the Company’s assessments concerning its liquidity. Actual data may differ materially from these assessments if there is a change in any of the factors taken into account in making them.

2.	Market Risk - Exposure and Management

Surplus liabilities exposed to changes in the nominal NIS-based interest rate were up NIS 1.2 billion, following receipt of loans and expansion of Debentures (Series 9) (see Note 6 to the financial statements). This increase was partially offset, mainly by repayment of Debentures (Series 8) in the Domestic Fixed-Line Communications segment (see Section 4 below). Other than the above, fair value sensitivity analysis data as of June 30, 2016 do not differ materially from sensitivity analysis data as of December 31, 2015.

3.	Disclosure Concerning the Company’s Financial Reporting

Due to the material nature of legal actions brought against the Group, which cannot yet be assessed or for which the Group cannot yet estimate its exposure, the auditors drew attention to these actions in their opinion concerning the financial statements.

4.	Details of debt certificate series

4.1	On April 21, 2016, the Company completed the issuance of 714,050,000 debentures of NIS 1 par value each by way of expansion of Series 9 under a shelf offering report. Total proceeds (gross) were NIS 769 million. The terms of the debentures issued as aforesaid are identical to the terms of the Debentures (Series 9) already in circulation. Following the expansion of this series, total liabilities for Debentures (Series 9) have become material compared to the Company’s overall liabilities balance.

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Board of Directors' Report on the state of the Company’s affairs for the period ended June 30, 2016

4.2	Debentures (Series 5 and 8)

	Debentures (Series 5)	Debentures (Series 8)
Repaid on June 1, 2016	NIS 397,828,629 par value Final repayment	NIS 443,076,688 par value
Par value revaluated as of June 30, 2016	-	NIS 443,209,624 Total liability has become immaterial compared to all Company liabilities
Fair and market value as of June 30, 2016	-	NIS 466,522,450

4.3	Debentures (Series 6-10) are rated Aa2.il/Stable by Midroog Ltd. (“Midroog”) and ilAA/Stable by Standard & Poor’s Maalot Ltd. (“Maalot”). For current and historical ratings data for the debentures, see the Company's immediate report of June 2, 2016 (ref. no. 2016-01-043158), its immediate report of July 12, 2016 (ref. no. 2016-01-080467), and its immediate report of April 18, 2016 (ref. no. 2016-01-050395) (Midroog), and its immediate reports of April 25, 2016 (ref. no. 2016-01-055276) and April 17, 2016 (ref. no. 2016-01-050347) (Maalot).

The rating reports are included in this Board of Directors’ Report by way of reference.

5.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of June 30, 2016, see the Company's reporting form on the MAGNA system, dated August 4, 2016.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shaul Elovitch Chairman of the Board	Stella Handler CEO

Date of signature: August 3, 2016

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